UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                           Bioanalytical Systems, Inc.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                   09058M 10 3
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                                 (CUSIP Number)

                            Peter T. Kissinger, Ph.D.
                                111 Lorene Place
                          West Lafayette, IN 47906-8620

                                    Copy to:
                               James A. Aschleman
                               Baker & Daniels LLP
                          900 E. 96th Street, Suite 600
                             Indianapolis, IN 46240

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 6, 2009
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              (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. |X|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
     See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09058M 10 3
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1. Name of Reporting Person.
   Peter T. Kissinger, Ph.D.
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      |X|

   (b)      |_|
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3. SEC Use Only
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4. Source of Funds (See Instructions): PF (see Item 3)
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e) |_|
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6. Citizenship or Place of Organization:  United States
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Number of         7.  Sole Voting Power          427,747
Shares            -----------------------------------------------------
Beneficially
Owned by Each     8.  Shared Voting Power        848,220 (1)
Reporting         -----------------------------------------------------
Person With
                  9.  Sole Dispositive Power     427,747
                  -----------------------------------------------------

                  10. Shared Dispositive Power   848,220 (1)
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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,275,967 (1)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)       |_|
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13. Percent of Class Represented by Amount in Row (11):  26.0% (1)(2)
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14. Type of Reporting Person (See Instructions) IN
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----------
(1) Dr. Kissinger shares voting and dispositive power over these shares with his spouse. Includes 1,354 shares indirectly held by Ms. Kissinger as custodian for the benefit of their children.
(2) Based on 4,915,318 of the Company's Common Shares which were outstanding as of January 30, 2009.

CUSIP No.  09058M 10 3
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1. Name of Reporting Person.
   Candice B. Kissinger
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      |X|

   (b)      |_|
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3. SEC Use Only
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4. Source of Funds (See Instructions): PF (see Item 3)
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e) |_|
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6. Citizenship or Place of Organization:  United States
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Number of         7.  Sole Voting Power           252,310 (1)
Shares            -----------------------------------------------------
Beneficially
Owned by Each     8.  Shared Voting Power         1,023,657 (2)
Reporting         -----------------------------------------------------
Person With
                  9.  Sole Dispositive Power      252,310 (1)
                  -----------------------------------------------------

                  10. Shared Dispositive Power    1,023,657 (2)
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,275,967 (1)(2)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)             |_|
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13. Percent of Class Represented by Amount in Row (11):   26.0% (1)(2)(3)
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14. Type of Reporting Person (See Instructions) IN
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----------
(1) Includes 1,354 shares indirectly held by Ms. Kissinger as custodian for the benefit of their children.
(2) Ms. Kissinger shares voting and dispositive power over these shares with her spouse.
(3) Based on 4,915,318 of the Company's Common Shares which were outstanding as of January 30, 2009.

                                Explanatory Note

         The Issuer's Common Shares to which this statement on Schedule 13D (this "Schedule 13D") relates were previously reported by Peter T. Kissinger, Ph.D. on a Schedule 13G filed with the Securities and Exchange Commission on February 16, 1999 and by Candice B. Kissinger on a Schedule 13G filed with the Securities and Exchange Commission on February 16, 1999.

Item 1.  Security and Issuer

         This Schedule 13D relates to Common Shares (the "Common Shares") of Bioanalytical Systems, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2701 Kent Avenue, West Lafayette, Indiana 47906, United States.

Item 2.  Identity and Background

         (a) This Schedule 13D is filed by Peter T. Kissinger, Ph.D. and Candice B. Kissinger (collectively, the "Kissingers").

         (b) The business address for each of the Kissingers is:
111 Lorene Place, West Lafayette, Indiana 47906-8620.

         (c) Peter T. Kissinger, Ph.D. is currently a Professor of Chemistry in the Department of Chemistry at Purdue University in West Lafayette, IN 47907. Candice B. Kissinger is the Legacy Products Coordinator at Purdue GMP Center LLC, a facility devoted to meeting the educational, research and training goals of Purdue's School of Pharmacy and its Department of Industrial and Physical Pharmacy, located at 3070 Kent Avenue, Purdue Research Park, West Lafayette, IN 47906-1075.

         (d) and (e) During the last five years, neither of the Kissingers has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Each of the Kissingers is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Dr. Kissinger founded the Issuer in 1974 and served as its Chairman, President and Chief Executive Officer through September 2006 and its Chairman until September 2007. Ms. Kissinger also served as an executive officer and director of the Issuer through September 2007. Ms. Kissinger joined the Issuer in 1978. The Kissingers acquired their Common Shares using personal funds including, but not limited to, by exercising stock options received in connection with their positions with the Issuer.

Item 4. Purpose of Transaction

         On April 6, 2009, the Kissingers provided a letter dated April 6, 2009 (the "Letter") to the Issuer's Board of Directors regarding the business, operations, financial results and management of the Issuer. A copy of the Letter is filed herewith and attached hereto as Exhibit 99.1 and incorporated herein by reference. Any descriptions herein of the Letter are qualified in their entirety by reference to the Letter.

         Other than as set forth in the Letter and in this Item 4, the Kissingers do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through
(j) of Item 4 of the Schedule 13D. The Kissingers intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, seek to engage in discussions with other shareholders and/or with management and the Board of Directors of the Issuer concerning the business, operations, management or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Kissingers may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares, selling Common Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) The information contained on the cover pages to this
Schedule 13D is incorporated herein by reference.

         (c) The reported amount of Common Shares beneficially owned by the Kissingers is as of April 6, 2009. Neither of the Kissingers effected any transaction relating to the Common Shares during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Each of the Kissingers is a party to a Joint Filing Agreement, dated as of April 6, 2009 (the "Agreement"), pursuant to which they agreed to jointly file this Schedule 13D and any and all amendments and supplements hereto with the Securities and Exchange Commission. The description of the Agreement in this Item 6 of the Schedule 13D is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as
Exhibit 99.2.

Item 7.  Material to Be Filed as Exhibits

The following exhibits are being filed with this Schedule 13D:

         Exhibit 99.1 - Letter from Peter T.  Kissinger,  Ph.D.  and
Candice B. Kissinger to the Board of Directors of Bioanalytical Systems, Inc., dated April 6, 2009

         Exhibit 99.2 -  Joint Filing Agreement, dated as of April 6, 2009

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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 6, 2009



By:    /s/  Peter T. Kissinger, Ph.D.
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         Peter T. Kissinger, Ph.D.



By:    /s/  Candice B. Kissinger
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         Candice B. Kissinger